Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES UNDERWRITERS’ EXERCISE OF OVER-ALLOTMENT OPTION FOR RECENT PUBLIC OFFERING

LAVAL, Québec and PRINCETON, NJ (February 19, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that the underwriters for the recently announced public offering of newly issued units have exercised in full their over-allotment option to purchase an additional 1,764,706 units.  The 1,764,706 additional units are being sold at the public offering price of US$1.70 per unit and will bring the total number of units issued under the public offering to 13,529,412 units.  The full exercise of the over-allotment brings net proceeds from the offering to approximately US$20.9 million, after deducting underwriting discounts and commissions, and estimated offering expenses.

Each unit in the offering is comprised of one of the Company's common shares and a warrant to purchase 0.5 of a common share. Each whole warrant entitles the holder to acquire one common share of the Company upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance.

Deutsche Bank Securities acted as the sole book-running manager and Canaccord Adams, Dundee Capital Markets and Versant Partners acted as co-managers for this offering.

Copies of the final prospectus supplement and accompanying prospectus relating to this offering, when available, may be obtained by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements which reflect the Company's current expectations regarding future events, including statements concerning the Company’s expectations related to the timing and closing of the offering of units . These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control, including risks and uncertainties relating to the completion of the contemplated offering of units . Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com